 Exhibit 99.59

Enthusiast Gaming Adds Industry Leading Executives to Senior Management Team

Provides leadership foundation to execute on global expansion plans

TORONTO, Sept. 16, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce that the Company has added key industry leading media executives to its Senior Management Team. Enthusiast Gaming welcomes Thamba Tharmalingam as Chief Operating Officer, Warren Jansons as Senior Vice President, Revenue and James Jackson as Vice President, Engineering. Previous Chief Operating Officer, Eric Bernofsky, will be taking on a new role as Chief Corporate Officer. The additions of Thamba, Warren and James are important for Enthusiast Gaming’s strategic priorities to scale and grow the business globally and the combined experience with some of the largest North American technology and media brands will be extremely valuable as the Company continues to execute on these priorities.

Since 2015 and as one of Enthusiast Gaming’s first employees, Eric Bernofsky was the Company’s founding Chief Financial Officer and most recently its Chief Operating Officer, overseeing Operations, Strategy, Mergers and Acquisitions (“M&A”), Finance and Administration. Eric will be stepping into the newly created role of Chief Corporate Officer and will continue overseeing Strategy and M&A as well as other key functions such as Investor Relations, Public Relations and Corporate Services. While growth via acquisition has always been a key mandate for Enthusiast Gaming, the Company believes there is a significant opportunity ahead to create more shareholder value by putting an even greater emphasis on M&A and given his expertise in finance and operations, Eric will focus on leading the corporate strategic growth objectives for the Company.

Enthusiast Gaming’s mission is to become the leading global gaming media organization, and as the Company continues to grow, its organizational matrix needs to take a more focused approach to departmental leadership in key areas of the business such as Ad Tech & Monetization, Direct Sales and Sponsorships, Subscription Offerings, Data/Technology and Product Management. By focusing on these key areas, the Company will create better user experiences for its gaming and esports fans and more valuable solutions for its media partners and sponsors, providing a solid foundation for growth.

Thamba Tharmalingam, COO

Enthusiast Gaming is pleased to announce the appointment of Thamba Tharmalingam as Chief Operating Officer to oversee these key operational areas. Thamba is a results-driven executive with a strong track record of driving growth, innovation and digital transformation and joins Enthusiast Gaming after being Managing Partner at a boutique VC firm and prior to that holding various senior executive roles at Rogers Communications for 10 years leading sales & marketing functions including revenue, subscriber growth, product, commercial strategy, pricing, base management, & retention for Mobile and Cable business units. Thamba started his career in Software Development & Product Management with Technology companies including ATI Technologies, AMD, Fed-Ex & a CRM Start-up.

He holds a Bachelor of Mathematics degree from University of Waterloo and a Master’s in Business Administration from Ivey Business School. He has also completed the Executive Development program for Tech/Media/Telco executives at Harvard University.

Warren Jansons, SVP Revenue

To lead its revenue function, Enthusiast Gaming welcomes Warren Jansons as SVP Revenue. Warren is a media and communications expert and brings over 20 years of media sales experience to Enthusiast Gaming. Warren is a member of the Top 40 under 40 in Calgary and been an instrumental part of Canada’s Digital Media Landscape. He has a proven track record in outperforming sales, revenue targets and the ability to servicing clients at all levels, in some of the largest Canadian Digital Media Companies. Prior to joining Enthusiast Gaming, Warren was VP, Sales at Acquity Ads, where he was responsible for managing sales across Canada. Over the last decade, Warren has held senior management positions at the Exchange Lab, TC Media and Ad Splash Media. His experience spans many areas including media sales, sales management and internet marketing strategy consultant.

James Jackson, VP, Engineering

To lead technology, Enthusiast Gaming welcomes James Jackson as VP Engineering. James brings over 25 years’ experience in ecommerce publishing and adtech. Based in New York, James is an established, seasoned engineering professional with a focus on individual responsibility, organization culture and operational responsiveness as the basis of success at tech driven companies. Prior to Enthusiast Gaming, James held senior management engineering roles at Comixology (an Amazon company), Hearst and most recently Freestar (during his tenure they captured the #1 ranking on the Inc. 5000 Fastest Growing Company list in 2019).

Adrian Montgomery, CEO of Enthusiast Gaming commented, “Interacting with over 300 million gamers monthly, Enthusiast Gaming is already the largest gaming media platform in North America and our goal is to become a global leader in the space. Menashe and I are thrilled to welcome Thamba, Warren and James to our Senior Management Team and their combined experience working with some of North America’s largest media and technology companies will be invaluable as we continue setting the framework for global expansion.” He continued, “As the second employee of Enthusiast, Eric Bernofsky has been a crucial part of our operations, strategy and growth since the beginning, and I look forward to his more focused role leading our M&A and strategic communications. I am very proud of our team and look forward to the continued success under the leadership of our experienced management team.”

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 1,000 YouTube channels which collectively generate 4.2 billion views monthly. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 300 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.